Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31, 2006	March 31, 2005

Interest expense on long-term debt	$1,043	755
Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	$1,401	1,788
Estimated interest within rental expense related to operating leases	$216	203
Other interest expense and capitalized expenses related to indebtedness	$23	50
Total fixed charges	$2,683	2,796

Income from continuing operations before income taxes	$14,181	9,924
Plus fixed charges	$2,683	2,796
Earnings	$16,864	12,720

Ratio of earnings to fixed charges (1),(2)	6.29	4.55
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(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no shares outstanding and we do not have any preferred stock dividend obligations. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.